United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to 240.13d-1(a) and Amendments Thereto Filed Pursuant to 240.13d-2(a)

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Leap Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

52187K 200
(CUSIP Number)

Chan Lee
Senior Vice President, General Counsel
BeiGene, Ltd.
c/o Mourant Governance Services (Cayman) Limited
94 Solaris Avenue, Camana Bay
Grand Cayman KY1-1108 Cayman Islands
+1 (345) 949 4123
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52187K 200	13D/A	Page 2

1	Names of Reporting Persons BeiGene, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		Sole Voting Power
	7.	1,215,306(1)
Shared Voting Power

	8.	-0-
Sole Dispositive Power
	9.	1,215,306(1)
Shared Dispositive Power
	10.	-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,306(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.17%(2)
14.	Type of Reporting Person CO

(1)See Item 5.
(2)The percentage of shares reported owned by the Reporting Person is based upon the Issuer having 38,264,464 shares of common stock, $0.001 par value, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2024.
("SEC") on September 22, 2021.

Explanatory Note

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Person with the SEC on March 23, 2020 as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person with the SEC on September 29, 2021 (as so amended, the “Original Schedule 13D”) relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Leap Therapeutics, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141. Capitalized terms used herein without definition shall have the meaning set forth in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) - (b) BeiGene may be deemed to have the following:

(i) Sole power to vote of direct the vote: 1,215,306

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition of: 1,215,306

(iv) Shared power to dispose or direct the disposition of: -0-

On March 12, 2020, the Issuer issued to the Reporting Person (i) 4,804,637 shares of Common Stock upon conversion of Series B mandatorily convertible cumulative non-voting perpetual preferred stock and (ii) 4,804,637 shares of Common Stock issuable upon the exercise of a currently-exercisable warrant. On September 24, 2021, the Reporting Person purchased 2,543,800 shares of Common Stock of the Issuer pursuant to an underwritten public offering.

The ownership percentage reported are based the Issuer having 38,264,464 shares of Common Stock, $0.001 par value, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 9, 2024, which gives effect to a reverse stock split conversion of every 10 shares to 1 share which occurred on June 20, 2023 approved by the Issuer’s shareholders during the 2023 Annual Meeting of Stockholders on June 16, 2023 (the “Reverse Stock Split”). All amounts of Common Stock presented herein give effect to the Reverse Stock Split.

The Issuer has effected a private placement of approximately $40 million in April 2024, as reported in the Issuer's Current Report on Form 8-K, filed with the SEC on April 11, 2024. The Reporting Person did not purchase or sell any shares of Common Stock in the private placement. This Amendment No. 2 is filed with respect to a decrease in the percent of the class beneficially owned by the Reporting Person resulted solely from an increase in the aggregate number of outstanding shares of Common Stock of the Issuer.

(c) Recent Transactions.

The Reporting Person has not effected any transactions with respect to the Issuer’s Common Stock within the last 60 days.

(d) Certain Rights to Receive Dividends or Direct Sale Proceeds.

To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer beneficially covered by the Original Schedule 13D.

(e) Ownership of Five Percent or Less of Class.

On October 31, 2024, the Reporting Person ceased to beneficially own more than five percent of the Common Stock of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEIGENE, LTD.

Date: October 31, 2024	By:	/s/ Chan Lee
	Name:	Chan Lee
	Title:	Senior Vice President, General Counsel